Phone:	(215)569-5530
Fax:	(215)832-5530
Email:	stokes@blankrome.com

October 17, 2011

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Mexico Equity & Income Fund, Inc., File #811-06111
Preliminary Proxy Statement on Schedule 14A

Gentlemen:

On behalf of our client, Mexico Equity & Income Fund, Inc., transmitted herewith is a copy of the Preliminary Proxy Statement on Schedule 14A for filing.

No filing fee is payable for this Proxy Statement.

Please telephone the undersigned at (215) 569-5530 or Thomas R. Westle at (212) 885-5239 with any questions or comments you may have, or for any further information you may desire.

Very truly yours,

/s/ Mary Stokes
Mary Stokes

MKS:dc

Enclosure

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103
www.BlankRome.com
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